SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

for the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

for the transition period from              to             .

Commission file number: 333-

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Cox Radio, Inc.

2006 Employee Stock Purchase Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cox Radio, Inc.

6205 Peachtree Dunwoody Road

Atlanta, Georgia 30328

Page Number in This Report
ITEMS 1 AND 2

FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	5

Statement of Net Assets Available for Benefits as of December 31, 2006	6

Statement of Changes in Net Assets Available for Benefits for the period from July 1, 2006 (date of inception) to December 31, 2006	7

Notes to Financial Statements	8

EXHIBIT

Consent of Deloitte & Touche LLP	10

EXHIBIT INDEX

Exhibit Number
23.1	Consent of Deloitte & Touche LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on behalf of the Plan by the undersigned duly authorized official.

COX RADIO, INC.

2006 EMPLOYEE STOCK PURCHASE PLAN

Date: March 30, 2007	By:	/s/ Andrew A. Merdek
Andrew A. Merdek Corporate Secretary

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sponsor and Participants

Cox Radio, Inc.

2006 Employee Stock Purchase Plan:

We have audited the accompanying statement of net assets available for benefits of the Cox Radio, Inc. 2006 Employee Stock Purchase Plan (the “Plan”) as of December 31, 2006 and the related statement of changes in net assets available for benefits for the period from July 1, 2006 (date of inception) to December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and the changes in net assets available for benefits for the period from July 1, 2006 (date of inception) to December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte &Touche LLP

Atlanta, Georgia

March 30, 2007

COX RADIO, INC.

2006 EMPLOYEE STOCK PURCHASE PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2006

2006
ASSET
Receivable from Plan Sponsor	$388,548

LIABILITY
Distribution due to Plan participants	($388,548)

Net assets available for benefits	$—

See notes to financial statements.

COX RADIO, INC.

2006 EMPLOYEE STOCK PURCHASE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE PERIOD FROM JULY 1, 2006 (DATE OF INCEPTION) TO DECEMBER 31, 2006

Period from July 1, 2006 (Date of Inception) to December 31, 2006
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Employee Contributions	$405,690

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Withdrawals from Plan	(17,142)
Distributions due to active Plan participants	(388,548)

CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS-	—

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of period	—

End of period	$—

See notes to financial statements.

COX RADIO, INC.

2006 EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND FOR THE PERIOD FROM JULY 1, 2006 (DATE OF INCEPTION) TO DECEMBER 31, 2006

1.	DESCRIPTION OF PLAN

The Cox Radio, Inc. 2006 Employee Stock Purchase Plan (the “Plan”) is a self-funded contributory stock purchase plan which provides employees the option to purchase stock at a discounted price.

General—The Plan was adopted by Cox Radio, Inc. (the “Plan Sponsor”) to allow eligible employees to purchase Plan Sponsor stock (up to 500,000 shares in the aggregate) at a discounted price. Eligible employees are employees regularly scheduled to work at least 20 hours per week, including any such person on an authorized leave of absence. There are four entry dates on which eligible employees may commence participation under the Plan, including July 1, 2006, January 1, 2007, July 1, 2007, and January 1, 2008. Any eligible employee who is employed on a grant date (May 1, 2006, November 1, 2006, May 1, 2007, and November 1, 2007) is eligible to participate in the Plan as of the entry date that immediately follows such grant date. If an eligible employee elects not to participate on such entry date, he or she will not be permitted to participate in the Plan at any later date. The purchase price per share offered under the Plan with respect to any grant date is the lower of 85% of the fair market value of the share as of such grant date or 90% of the fair market value of the share at the end of the offering period. Shares will be offered to eligible employees for subscription during the period beginning with the applicable grant date and ending on the date 45 days after the grant date. Unless an employee has previously withdrawn from the Plan, shares will be issued on June 30, 2008 based on contributions to date.

Contributions—Contributions to the Plan are made by the participants based on the amount of participant elections. Contributions to the Plan are commingled with the general assets of the Plan Sponsor. Participants’ contributions are limited to $25,000 during the purchase period from July 1, 2006 to June 30, 2008. Contributions are primarily made through automatic payroll deductions.

Distributions—Upon written request, participants may withdraw their total contributions or reduce their contributions prospectively. Distributions may be made in either cash or stock, with cash payments for any fractional shares. These two options are also available to an individual whose employment terminates, including terminations due to death or retirement.

Administrative Expenses—The Compensation Committee of the Board of Directors of the Plan Sponsor administers the Plan. The expenses of administering the Plan are paid by the Plan Sponsor.

Vesting—At all times, each Plan participant has a fully vested, nonforfeitable right to his or her contributions to the Plan.

Plan Termination—The Plan may be terminated by the Board of Directors of the Plan Sponsor at any time. Upon such termination, shares of common stock will be issued to employees as if the Plan were terminated at June 30, 2008. The Plan Sponsor does not have any intent to terminate the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the accrual basis of accounting. The receivable from the Plan Sponsor represents accumulated payroll deductions less amounts disbursed for withdrawals. The liability due to participants represents accumulated payroll deductions to be disbursed to Plan participants for purchase of the Class A Common Stock of the Plan Sponsor.

3.	INCOME TAXES

The right to purchase shares of common stock under the Plan is intended to constitute an option granted by the Plan Sponsor pursuant to an “employee stock purchase plan” within the meaning of Section 423 of the Internal Revenue Code, and that such shares, for tax purposes, shall be treated in accordance with the provisions thereof.

An employee is not considered to have income for federal income tax purposes from the granting of a right to purchase shares. Amounts deducted from an employee’s compensation do not reduce the amount of his or her income for tax purposes.

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